FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 18, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, US Contact
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2004 FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., February 3, 2005 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues 1 of NT$22,202 million for the fourth quarter of 2004 (4Q04), up 20% year-over-year and up 1% sequentially. Net income for the quarter totaled NT$680 million, down 68% year-over-year and down 65% sequentially. Earnings per share for the quarter was NT$0.16, or US$0.023, per ADS, down 72% year-over-year and down 67% sequentially.

For the full year of 2004, the Company’s revenues were NT$81,735 million, up 43% compared to 2003. Net income was NT$6,297 million, compared to NT$2,743 million in 2003. EPS was NT$1.58, or US$0.232 per ADS, grew 116% compared with 2003 results.

"2004 is definitely the best year ever in ASE's history. Our revenue grew 43% year over year, making us the undisputable leader in our industry. We completed the merger of ASE Chung Li and ASE Material, which greatly improved our overall operation efficiency. The acquisition of NEC's IC packaging and testing operation in Japan provided us with a strategic beachhead to further penetrate into the Japanese market. We are very pleased with our overall performance in 2004.", commented Mr. Jason Chang, chairman of ASE.

"We still hold a very positive view moving into 2005. Despite that the semiconductor industry growth may decelerate this year, ASE is still very confident to out-grow the overall industry and our peer group. We will continue to improve our efficiency, strengthen our management depth and enhance our quality system to further differentiate ourselves from our competitors. As we grow our business, the management will continue to focus on improving shareholders' return and generate free cash flow from our core operation. As the industry goes through a mild growth stage, we shall take advantage of this window to further strengthen our fundamentals and prepare ourselves for the next industry upturn."

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	February 3, 2005

Advanced Semiconductor Engineering, Inc.

RESULTS OF OPERATIONS

4Q04 Results

•	Net revenues amounted to NT$22,202 million, up 1% sequentially and 20% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$14,695 million, NT$4,380 million, NT$2,916 million and NT$211 million, respectively.

•	Costs of revenues were NT$18,553 million, representing an increase of 5% compared to 3Q04 and an increase of 34% compared to 4Q03.

	-	As a percentage of net revenues, cost of revenues was 84% in 4Q04, up from 80% in 3Q04 and 75% in 4Q03.

	-	Depreciation expense totaled NT$3,691 million during the quarter, an increase of 3% compared with 3Q04 and an increase of 20% year-over-year, due to increased capital expenditures. Depreciation expense was NT$3,204 million, NT$3,410 million, and NT$3,599 million, for 1Q04, 2Q04 and 3Q04, respectively. As a percentage of net revenues, depreciation expense was 17% during the quarter, slightly up from 16% in 3Q04 and constant from 17% in 4Q03.

•	Gross profit for 4Q04 was NT$3,649 million, down 18% from NT$4,436 million in 3Q04. Gross margin was 16% for the quarter, which decreased from 20% in the previous quarter and decreased from 25% in 4Q03. The decrease in the gross margin was mainly due to lower gross margin of our material operation and the negative foreign exchange impact as a result of US dollar weakening.

•	Total operating expenses during 4Q04 were NT$2,302 million, which decreased by NT$12 million from the previous quarter. Total R&D and SG&A expenses as a percentage of net revenues improved by 1% sequentially and year-over-year.

•	Operating profit for 4Q04 reached NT$1,347 million, which decreased by NT$775 million or 37% from the previous quarter, and decreased by NT$1,140 million or 46% year-over-year.

Operating margin was 6% in 4Q04, which declined from 10% in 3Q04 and 13% in 4Q03.

•	We recorded net non-operating expenses of NT$835 million in 4Q04, which increased by NT$630 million or 307% sequentially, and increased by NT$273 million or 49% year-over-year. The sequential increase was mainly because of the increased in net exchange loss of about NT$307 million in 4Q04, the increase in loss on long-term investment of NT$323 million, and the decrease of other non-operating income by NT$37 million, which were offset by the decrease of loss on disposal of assets of NT$9 million and the decrease of net interest expense of NT$28 million.

	-	Net interest expense decrease was mainly due to the drop of interest rate.

	-	As a result of Korean Won and Japanese Yen appreciation, we had net exchange loss on the payables denominated in such currencies. We also had next exchange loss on the USD-based revenues due to US dollar depreciation. We have entered into certain hedging transactions to lower the negative impact of exchange rate movement.

	-	Loss on long-term investment was NT$327 million, consisting of NT$272 million investment loss from minority-owned affiliates, NT$55 million of goodwill amortization related to such minority-owned affiliates. The investment loss from minority-owned subsidiaries included NT$60 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$259 million of investment loss from Hung Ching Construction, NT$64 million of investment loss from Hung Ching Kwan Co., NT$7 million of investment loss from Inprocomm, Inc. (“IPCM”), and NT$2 million of investment loss from other invested companies.

•	Income before tax was NT$512 million for 4Q04. We recognized an income tax benefit of NT$184 million during the quarter. Minority interest adjustment for the quarter decreased by NT$289 million to NT$16 million, primarily due to the decreased earnings contributed by ASE

Test Limited.

•	In 4Q04, net income was to NT$680 million, down by NT$1,280 million or 65% sequentially and down by NT$1,468 million or 68% year-over-year.

•	Our total shares outstanding at the end of the quarter were 3,932,050,750. Our earnings per share for the fourth quarter of 2004 was NT$0.16, or US$0.023 per ADS, based on 4,155,231,081 weighted average number of shares outstanding during the fourth quarter.

2	February 3, 2005

Advanced Semiconductor Engineering, Inc.

2004 Full-year Results
•	Net revenues amounted to NT$81,735 million, up 43% from 2003. The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$53,545 million, NT$16,497 million, NT$11,192 million and NT$501 million, respectively.

•	Costs of revenues were NT$65,413 million, representing an increase of 41% compared to 2003.

	-	As a percentage of net revenues, cost of revenues was 80% in 2004, slightly down from 81% in 2003.

	-	Depreciation expense totaled NT$13,903 million during the year, an increase of 17% compared with 2003, due to increased capital expenditures. As a percentage of net revenues, depreciation expense was 17% during the year, down from 21% in 2003, primarily due to higher equipment utilization and increase in revenues from advanced processes that translated into higher average selling price.

•	Gross profit for the year was NT$16,322 million, up 50% compared to NT$10,846 million in 2003. Gross margin was 20% for the year, up from 19% in 2003.

•	Total operating expenses during 2004 were NT$8,681 million, which increased by NT$1,106 million or 15% from the previous year. On a year-over-year basis, R&D and SG&A expenses as a percentage of net revenues decreased by 1% and 2% respectively, due to expanded revenue base and our effort in controlling operating expenses.

•	Operating profit for the year reached NT$7,641 million, which increased by NT$4,370 million or 134% from the previous year. Operating margin was 9% in 2004, which increased from 6% in 2003.

•	We recorded net non-operating expenses of NT$1,585 million in 2004, which decreased by NT$274 million or 15% from 2003. The sequential decrease was mainly because of the increase in loss on long-term investment of NT$154 million, the increase in loss on disposal of assets of NT$204 million, and the decrease of other non-operating income by NT$15 million, which were offset by the decrease of net interest expense of NT$406 million and the decreased of net exchange loss of about NT$241 million in 2004.

	-	The decrease in net interest expense is mainly due to lower interest rate.

	-	The net exchange loss decreased as a result of our effort to replace the non-USD based accounts payable balances with USD balances during the period over which USD depreciated in value. .

	-	Loss on long-term investment was NT$395 million, consisting of NT$174 million investment loss from minority-owned affiliates, NT$221 million of goodwill amortization related to such minority-owned affiliates. The investment loss from minority-owned subsidiaries included NT$236 million of investment income from USI, NT$302 million of investment loss from Hung Ching Construction, NT$38 million of investment loss from Inprocomm, Inc. (“IPCM”), NT$61 million of investment loss from Hung Ching Kwan Co., and NT$9 million of investment loss from other invested companies.

•	Income before tax was NT$6,056 million for 2004. We recognized an income tax benefit of NT$1,371 million during the year. Minority interest adjustment for the year increased by NT$1,183 million to NT$1,130 million, primarily due to the increased earnings contributed by ASE Test Limited and ASE Material (prior to its merger with ASE Inc).

•	In 2004, net income amounted to NT$6,297 million, up by NT$3,554 million from 2003.

•	Our total shares outstanding at the end of the year were 3,932,050,750. Our earnings per share for 2004 was NT$1.58, or US$0.232 per ADS, based on 4,109,494,302 weighted average number of shares outstanding.

•	The new R.O.C. GAAP No. 35 (effective January 1 st , 2005) requires that fixed assets and goodwill be assessed for impairment loss. Impairment loss is measured as the difference by which the carrying book value is higher than the recoverable amount, when there is an indication for impairment. The Company is affected by this GAAP as it has NT$1,810 million, NT$1,663 million and NT$990 million of unamortized goodwill of ASE Test Ltd. (owning 51%), ISE Labs, Inc. (owning 51%) and USI (owning 23%), respectively. The Company is in the process of evaluating whether or not this goodwill was impaired. A preliminary assessment has indicated that there may be an impairment of NT$1,096 million, NT$854 million (NT$435 million impact on Net Income; NT$419 million impact on Minority Interest) and NT$512 million of ASE Test Ltd., ISE Labs, Inc. and USI, respectively. The Company expects to complete its assessment by the end of 1Q05. The Company has elected to adopt this

3	February 3, 2005

Advanced Semiconductor Engineering, Inc.

        Statement for 4Q04. With such impairment losses, the 2004 net income would be NT$4,254 million and the 2004 EPS would be NT$1.05, or US$0.155 per ADS.

LIQUIDITY AND CAPITAL RESOURCES
•	Capital expenditures in 4Q04 totaled US$177 million, of which US$83 million was for IC packaging, US$10 million for module assembly, US$28 million for testing and US$56 million for interconnect materials. Capital expenditures for the full year 2004 totaled US$781 million, of which US$367 million was for IC packaging, US$55 million for module assembly, US$218 million for testing and US$141 million for interconnect materials.

•	EBITDA for the quarter totaled NT$5,251 million, down 9% year-over-year and down 16% sequentially. The year-over-year decrease was mainly a result of the decrease in pre-tax income. Full-year EBITDA totaled NT$23,111 million, representing an increase of 39% from the prior year.

•	As of the end of year 2004, we had cash on hand plus short-term investment of NT$9,185 million, which decreased by NT$963 million when compared to the end of 3Q04.

•	As of December 31, 2004, we had total bank debt of NT$53,383 million, consisting of NT$4,642 million of revolving working capital loans, NT$2,211 million of current portion of long-term debt, NT$37,089 million of long-term debt and NT$9,441 million of long-term bonds payable. Total unused banking facilities amounted to NT$14,009 million.

•	Total number of employees reached 34,649 as of December 31, 2004.

BUSINESS REVIEW

IC Packaging Services
•	Revenues generated from our IC packaging operations were NT$14,695 million during the quarter, up NT$377 million or 3% sequentially and up NT$1,660 million or 13% year-over-year. On a sequential basis, the increase in packaging revenue was primarily due to volume increase, partially offset by lower average selling price.

•	Revenues from advanced substrate and leadframe-based packaging accounted for 88% of total IC packaging revenues during the quarter, slightly up from 87% in 3Q04 and 4Q03.

•	Gross margin for our IC packaging operations was 15%, down 4% sequentially and down 8% year-over-year. The sequential decrease in gross margin was mainly due to lower gross margin of our material operation and the negative foreign exchange impact as a result of US dollar weakening.

•	Capital expenditure on our IC packaging operations amounted to US$83 million during the quarter, of which US$51 million was for wirebonding packaging capacity, and US$32 million was for wafer bumping and flip chip packaging equipment.

•	As of December 31, 2004, there were 6,684 wirebonders in operation. A total of 141 wirebonders were added during the fourth quarter of 2004.

Testing Services
•	Revenues generated from our testing operations were NT$4,380 million, down NT$217 million or 5% sequentially and up NT$590 million or 16% year-over-year, mainly due to volume decrease. ASP has remained relatively stable from the previous quarter.

•	Final testing contributed 76% to total testing revenues, up by 2% from the previous quarter. Wafer sort contributed 21% to total testing revenues, down by 2% from the previous quarter.

Engineering testing contributed 3% to total testing revenues, remaining flat from the previous quarter.

•	Gross margin for our testing operations was 23%, slightly down by 5% sequentially and down 9% year-over-year. The decrease in gross margin was mainly due to higher machinery rental and depreciation expenses as a percentage of net revenues.

•	Capital spending on our testing operations amounted to US$28 million during the quarter.

•	As of December 31, 2004, we operated a total of 1,515 testers, of which 51 testers were added during the quarter.

4	February 3, 2005

Advanced Semiconductor Engineering, Inc.

Module Assembly Services
•	Revenues generated from our module assembly operations were NT$2,916 million, down NT$16 million or 1% sequentially and up NT$1,353 million or 87% year-over-year mainly due to volume changes.

•	Camera module assembly revenue accounted for 56% of the total module assembly revenues, while RF and baseband module assembly accounted for 44%. In the previous quarter, camera module assembly was roughly 63% of module assembly revenues, while RF and baseband module assembly was about 37%.

•	The increase in gross margin from 11% in the previous quarter to 13% in the current quarter was primarily attributed to the increase in sales volume and favorable product mix change.

Interconnect Materials
•	ASE completed the merger with ASE Material on August 1. The materials output manufactured by ASE was about NT$1,838 million for the quarter, down by NT$21 million or 1% sequentially and up by NT$67 million or 4% year-over-year. Gross margin for material was 7% during the quarter, which decreased from 19% from 3Q04 and 4Q03. In the fourth quarter of 2004, ASE Material supplied 38% (by value) of our total PBGA substrate requirements.

Customers
•	Our five largest customers together accounted for approximately 36% of our net revenues in 4Q04, constant from 3Q04 and increased from 35% in 4Q03. Only one customer accounted for more than 10% of our total revenues.

•	Our top 10 customers contributed 53% of our revenues during the quarter, constant from 3Q04 and increased from 52% in 4Q03.

•	Our customers that are integrated device manufacturers, or IDMs, accounted for 51% of our revenues in 4Q04, compared to 53% in 3Q04 and 48% in 4Q03.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., Cirrus Logic International Ltd., IBM Corporation, Motorola, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety

5	February 3, 2005

Advanced Semiconductor Engineering, Inc.

of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.

6	February 3, 2005

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	4Q/04	3Q/04	4Q/03
Net Revenues Revenues by End Application	22,202	22,023	18,430

Communication	42%	44%	35%
Computer	30%	27%	35%
Automotive and Consumers	25%	25%	28%
Others	3%	4%	2%
Revenues by Region
North America	56%	56%	60%
Europe	8%	8%	9%
Taiwan	21%	22%	28%
Japan	10%	9%	2%
Other Asia	5%	5%	1%

IC Packaging Services
Amounts in NT$ Millions	4Q/04	3Q/04	4Q/03
Net Revenues Revenues by End Application	14,695	14,318	13,035

Communication	30%	33%	27%
Computer	39%	36%	42%
Automotive and Consumers	29%	27%	30%
Others	2%	4%	1%
Revenues by Packaging Type
Advanced substrate &
leadframe based	88%	87%	87%
Traditional leadframe based	8%	10%	9%
Others	4%	3%	4%
Capacity
CapEx (US$ Millions) *	83	118	52
Number of Wirebonders	6,684	6,578	5,230

Testing Services
Amounts in NT$ Millions	4Q/04	3Q/04	4Q/03
Net Revenues Revenues by End Application	4,380	4,597	3,790

Communication	43%	43%	38%
Computer	20%	17%	23%
Automotive and Consumers	31%	33%	35%
Others	6%	7%	4%
Revenues by Testing Type
Final test	76%	74%	81%
Wafer sort	21%	23%	16%
Engineering test	3%	3%	3%
Capacity
CapEx (US$ Millions) *	28	66	81
Number of Testers	1,515	1,510	1,263
* Capital expenditure amounts exclude building construction cost.

7	February 3, 2005

     Advanced Semiconductor Engineering, Inc.

Consolidated Summary Income Statements Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended

	Dec. 31 2004	Sep. 30 2004	Dec. 31 2003	Dec. 31 2004	Dec. 31 2003
Net revenues:
IC Packaging	14,695	14,318	13,035	53,545	40,994
Testing	4,380	4,597	3,790	16,497	12,142
Module Assembly	2,916	2,932	1,563	11,192	4,033
Others	211	176	42	501	143

Total net revenues	22,202	22,023	18,430	81,735	57,312

Cost of revenues	18,553	17,587	13,849	65,413	46,466

Gross Profit	3,649	4,436	4,581	16,322	10,846

Operating expenses:
Research and development	730	675	660	2,584	2,354
Selling, general and administrative	1,572	1,639	1,434	6,097	5,221

Total operating expenses	2,302	2,314	2,094	8,681	7,575

Operating income	1,347	2,122	2,487	7,641	3,271

Net non-operating (income) expenses:
Interest expenses - net	224	252	238	899	1,305
Foreign exchange loss (gain) - net	270	(37)	192	146	387
Loss on long-term investment	327	4	40	395	241
Loss (gain) on disposal of assets	26	35	3	145	(59)
Others	(12)	(49)	89	0	(15)

Total non-operating expenses	835	205	562	1,585	1,859

Income before tax	512	1,917	1,925	6,056	1,412

Income tax expense (benefit)	(184)	(348)	(531)	(1,371)	(1,278)

Net income before minority interest	696	2,265	2,456	7,427	2,690

Minority interest	16	305	308	1,130	(53)
Net income	680	1,960	2,148	6,297	2,743
Per share data:
Earnings per common share
– Basic	NT$0.16	NT$0.51	NT$0.58	NT$1.63	NT$0.74
– Diluted	NT$0.16	NT$0.49	NT$0.57	NT$1.58	NT$0.73
Earnings per pro forma equivalent ADS
– Basic US$0.025		US$0.074	US$0.084	US$0.244	US$0.107
– Diluted US$0.023		US$0.069	US$0.083	US$0.232	US$0.106
Number of weighted average shares 4,155,231		4,105,329	3,754,445	4,109,494	3,754,445
used in diluted EPS calculation (in thousands)

Forex (NT$ per US$1)	33.08	33.88	33.90	33.44	34.38

8	February 3, 2005

Advanced Semiconductor Engineering, Inc.

Consolidated Summary Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2004	As of Sep. 30, 2004

Current assets:
Cash and cash equivalents	5,976	6,996
Short-term investments	3,209	3,152
Notes and accounts receivable	13,747	17,014
Inventories	9,485	9,068
Others	3,602	3,317

Total	36,019	39,547
Long-term investments	5,419	5,981
Properties – net	82,373	79,602
Other assets	12,683	12,142

Total assets	136,494	137,272

Current liabilities:
Short-term debts – revolving credit	4,642	9,111
Short-term debts – current portion of long-term
debts	2,211	7,733
Short-term debts – current portion of long-term
bonds payable	0	0
Notes and accounts payable	8,309	7,589
Others	10,042	11,603

Total	25,204	36,036
Long-term debts	37,089	27,301
Long-term bonds payable	9,441	9,808
Other liabilities	2,535	1,649

Total liabilities	74,269	74,794
Minority interest	8,839	8,850
Shareholders’ equity	53,386	53,628

Total liabilities & shareholders’ equity	136,494	137,272

9	February 3, 2005